EXHIBIT 99.6 - Letter of Collaboration, Dr. Hue-Teh Shih

On the Letterhead of Dr. Hue-Teh Shih, Center for Cardiac Arrythmias



                          Center for Cardiac Arrhythmias
                        Hue-Teh Shih, MD, MPH, FACC, FAHA
                6400 Fannin Street, Suite 2030, Houston, TX 77030
                      TEL (713)383-8800, FAX (7i3)383-0645


October 31, 2012

Dr. Chris Hymel
President
Signal Advance, Inc.
2520 County Road 81
Rosharon, TX 77573

Dear Dr. Hymel:

It is my pleasure to collaborate with you on the ongoing development of Signal Advance technology for application in Electro-Cardiology.

I have been involved in cardiac arrhythmia research for the last 27 years, both in academia and in private practice. I have been principal investigator in several clinical trials on pacing and defibrillation devices. I have always maintained a strong interest in signal processing and the control of electrical activities, as they are very important in the accurate detection and interpre-tation of cardiac electrograms and optimal treatment of cardiac arrhythmias.

Conventionally, the detection of electrical events of the excitable tissues/ organs, such as the heart and the brain, occurs with a latency after the events start. Intervention of the events can only be performed at a much later time. The Signal Advance technology has the potential of early detection of these events that may lead to early intervention to abort or even prevent an episode of cardiac arrhythmia or epilepsy. This can revolutionize the non-pharmaco-logical treatment of cardiac arrhythmias and epilepsy.

With great enthusiasm, I look forward to the opportunity to help in developing Signal Advance technology into a clinically applicable tool in the field of cardiac electrophysiology.

Sincerely,

/s/ Hue-Teh Shih

Hue Teh Shih, M.D., M.P.H